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JESSICA HOWELL jessica.howell@dechert.com +1 617 728 7133 Direct +1 617 426 6567 Fax

December 17, 2015

VIA EDGAR

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)
Combined Information Statement/Prospectus on Form N-14
SEC File No. 333-208076

Dear Mr. Parachkevov:

This letter responds to the comments provided to me and Brian McGrady on our December 8, 2015 telephone conference, with respect to your review of the combined information statement/prospectus on Form N-14 (the “Combined Information Statement/Prospectus”) relating to the proposed reorganization of the Goldman Sachs International Small Cap Fund (the “Acquired Fund”) with and into the Goldman Sachs International Small Cap Insights Fund (the “Surviving Fund,” and together with the Acquired Fund, the “Funds”) (the “Reorganization”). We have reproduced your comments below, followed by the Funds’ responses. Undefined capitalized terms used below have the same meaning as given in the Combined Information Statement/Prospectus.

INFORMATION STATEMENT/PROSPECTUS (Part A)

1.	Comment: The “Summary – Comparison of the Acquired Fund with the Surviving Fund” section discloses that the Surviving Fund “may also invest in the securities of issuers located in emerging countries.” Please discuss supplementally the Surviving Fund’s basis for determining whether an issuer is an emerging country issuer, and confirm whether the Surviving Fund’s investments may be deemed to be issued by an emerging country issuer solely on the basis of the issuer being organized under the laws of a particular jurisdiction.

Response: The Surviving Fund classifies emerging country issuers based on the country classification adopted by MSCI, which is the index provider of the index used as the benchmark for the Surviving Fund. The Surviving Fund considers securities included in the MSCI Emerging Markets Index to be securities of emerging countries issuers.

2.	Comment: The “Summary – Question and Answers – Background to the Reorganization” section indicates that the Surviving Fund has had higher performance than the Acquired Fund over the one-, three-, five-year and since-inception periods, however, the “Summary – Funds’ Past Performance” section indicates that the Acquired Fund has had higher performance than the Surviving Fund over the one-year period. Please revise or confirm the performance figures provided for the Acquired and Surviving Funds.

Response: The performance comparison provided in the “Summary – Question and Answers – Background to the Reorganization” section is as of August 31, 2015, whereas the performance figures provided in the “Summary – Funds’ Past Performance” section are as of December 31, 2014, as required under Item 5 of Form N-14. The Firm hereby confirms that, as of August 31, 2015, the Surviving Fund has had higher performance than the Acquired Fund over the one-, three-, five-year and since-inception periods.

3.	Comment: The “Summary – Question and Answers – Background to the Reorganization” section provides that “[t]aking into account capital losses and capital loss carryforwards expected to be available to offset such realized gains, it is currently estimated that the Acquired Fund will be required to distribute to its shareholders approximately $0 (approximately $0 per share) as a result of such portfolio repositioning, although the actual amount of such distribution could be higher or lower depending on market conditions and on transactions entered into by the Acquired Fund prior to the Closing Date.” Please disclose the estimated amounts of realized capital gains and loss carryforwards, and please delete the reference to “or lower” from this disclosure.

Response: The Funds have incorporated this comment.

4.	Comment: In the fee and expense table in the “Summary – The Funds’ Fees and Expenses,” section, please identify each Fund by name and indicate whether the Fund is the Acquired or Surviving Fund.

Response: The Funds have incorporated this comment.

5.	Comment: Please remove footnote 2 to the fee and expense tables in the “Summary – The Funds’ Fees and Expenses” section, as it is neither permitted nor required by Form N-1A.

Response: The Surviving Fund will incorporate this comment in the next update to its registration statement on Form N-1A.

6.	Comment: In the “Summary – The Funds’ Fees and Expenses” section, please revise to reflect that the Acquired Fund’s Investment Adviser has agreed to waive a portion of the Acquired Fund’s management fee through at least February 29. 2016, as provided in the Acquired Fund’s current prospectus, filed on February 27, 2015.

Response: The Funds have incorporated this comment.

7.	Comment: In the “Summary – The Funds’ Past Performance” section, please explain the discrepancy between the Acquired Fund’s one-year returns after taxes on distributions and the one-year returns after taxes on distributions set forth in the Acquired Fund’s current prospectus, filed on July 31, 2015.

Response: The Funds have revised the Acquired Fund’s one-year performance figure in the “Summary – The Funds’ Past Performance” to match the Acquired Fund’s current prospectus.

8.	Comment: In the “Summary – Capitalization” section, please include the Funds’ names in the column headers.

Response: The Funds have incorporated this comment.

STATEMENT OF ADDITIONAL INFORMATION (Part B)

9.	Comment: In the “Pro Forma – Combined Schedule of Investments for the Goldman Sachs International Small Cap Fund and Goldman Sachs International Small Cap Insights Fund” table, please identify which securities will be sold in connection with the Reorganization.

Response: The Funds have incorporated this comment.

10.	Comment: In the “Pro Forma Financial Statements,” please confirm supplementally whether the management fee adjustment of ($1,278,083) is solely the result of the Surviving Fund having a lower management fee than the Acquired Fund.

Response: The Funds confirm that the management fee adjustment is solely the result of the Surviving Fund’s lower management fee.

11.	Comment: In the “Pro Forma – Notes to Pro Forma Combined Financial Statements,” section, please confirm whether the loss carryforwards as of October 31, 2015 will be included in the Definitive N-14 filing.

Response: The Funds have included audited financial statements as of the preceding fiscal year end as permitted under Regulation S-X. Rule 3-18 under Regulation S-X permits a fund to file its audited financial statements from the preceding fiscal year if the N-14 filing is made within 60 days after the end of the fund’s fiscal year end, and audited financial statements for that period are not currently available. The Acquired Fund’s fiscal year end is October 31, and the anticipated filing date is December 17, 2015, which is within 60 days of the Acquired Fund’s fiscal year end. Accordingly, the Funds believe it is appropriate to include loss carryforwards as of the preceding fiscal year end because the loss carryforwards information will not be available as of the date of the filing.

12.	Comment: The “Pro Forma – Notes to Pro Forma Combined Financial Statements,” section indicates that the Acquired Fund’s total Level II assets for Asia is $50,858,617, whereas the Acquired Fund’s Semi-Annual Report for the period ended April 30, 2015 reflects a total of $50,885,617. Please reconcile the $27,000 difference.

Response: The Funds have revised the Pro Forma Combined Financial Statements to reflect the figure provided in the Acquired Fund’s Semi-Annual Report for the period ended April 30, 2015.

13.	Comment: In the “Pro Forma – Notes to Pro Forma Combined Financial Statements” section, please consider extending the expense limitation arrangement disclosed in the fees and expenses tables to one year after the proposed effective date of the definitive Combined Information Statement/Prospectus.

Response: The Funds have incorporated this comment.

OTHER

14.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7133 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jessica Howell

Jessica Howell

cc:	Joon Kim, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

Exhibit A

December 17, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)
Combined Information Statement/Prospectus on Form N-14
SEC File No. 333-208076

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Trust’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Jessica Howell of Dechert LLP at 617.728.7133.

Sincerely,

/s/ Joon Kim

Joon Kim

Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

cc:	Jessica Howell, Dechert LLP